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Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Cumberland Resources Ltd.
Commission File Number: 333-141229
Date: April 17, 2007

AGNICO-EAGLE MINES LIMITED News Release
Stock Symbol: AEM (NYSE and TSX)	For further information: David Smith; VP, Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE ACQUIRES 81.1% OF CUMBERLAND AND EXTENDS OFFER TO
APRIL 30, 2007

Toronto (April 17, 2007) — Agnico-Eagle Mines Limited is pleased to announce that 62,751,962 common shares of Cumberland Resources Ltd. ("Cumberland Shares") have been validly deposited pursuant to the offer made by Agnico-Eagle and its wholly-owned subsidiary Agnico-Eagle Acquisition Corporation (together, the "Offerors") to acquire all Cumberland Shares not already owned by Agnico-Eagle. All conditions of the Offer have now been complied with. The Offerors have taken up and accepted for payment all Cumberland Shares tendered which together with the Cumberland Shares owned by the Offerors represent approximately 81.1% of the outstanding Cumberland Shares on a fully-diluted basis. Payment will be made to shareholders who have tendered their Cumberland Shares on or before April 19, 2007.

Consistent with Agnico-Eagle's intention to acquire 100% of Cumberland as soon as possible, the Offerors have extended the Offer until 5:00 p.m. (Toronto time) on April 30, 2007 to allow Cumberland shareholders an additional opportunity to tender to the Offer. For the purposes of U.S. securities laws, this extension constitutes a subsequent offering period. The Offerors intend to acquire all Cumberland Shares not tendered to the Offer on or before the expiry date by way of a compulsory acquisition or subsequent acquisition transaction.

Agnico-Eagle expects to mail a formal notice of extension and subsequent offering period to Cumberland shareholders on April 18, 2007.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

About the Offer

The take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on March 12, 2007 and an amendment was filed with securities regulatory authorities in the United States on April 6, 2007. Cumberland shareholders are advised to read the take-over bid circular as it contains important information including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of the take-over bid circular may be obtained from Merrill Lynch Canada Inc., who is acting as the Canadian dealer manager or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who is acting as the U.S. dealer manager.

On March 12, 2007, Agnico-Eagle filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-10, as amended on April 6, 2007, which includes the Offer and take-over bid circular. Agnico-Eagle will file with the SEC an amendment to the Registration Statement on Form F-10 which will include the notice of extension and subsequent offering period. Investors and security holders are urged to read the disclosure documents filed by Agnico-Eagle from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The Offer and take-over bid circular have been sent to shareholders of Cumberland. Investors may also obtain a free copy of the Offer and take-over bid circular and other disclosure documents filed by Agnico-Eagle with the SEC at the SEC's website at www.sec.gov.

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AGNICO-EAGLE ACQUIRES 81.1% OF CUMBERLAND AND EXTENDS OFFER TO APRIL 30, 2007